Exhibit (a)(1)(K)

DATE:	May 26, 2010

TO:	Eligible Option Holders

FROM:	Dee Suarez

RE:	Stock Option Exchange Program

Attached is a power point presentation that will be reviewed at meetings being held to discuss the Company’s option exchange program at             , May 28, 2010 and             , June 7, 2010 in Corpus Christi,             , May 28, 2010 via teleconference at xxx-xxx-xxxx, participant code xxxxxx—for those unable to attend one of the in-person meetings, and at             , June 1, 2010 in Houston.

We will go through the presentation in detail and answer any questions you may have at that time. However, please review the information prior to the meeting as well and feel free to share the materials with your financial advisor so that all questions may be addressed.

If you will be attending the telephonic meeting, it will be most helpful for you to print or otherwise have a copy of the power point handy for reference.

Dee